GENERAL STEEL HOLDINGS, INC.
           10TH FLOOR, BUILDING A, HAITONG PLAZA, NO. 3 NANLISHI AVE.
                        XICHENG DISTRICT, BEIJING, CHINA




March 3, 2006



Bridget Lippman
Division of Corporate Finance
United States Securities and Exchange Commission
450 Washington Street, N.W.
Washington, D.C.  20549

RE:      General Steel Holdings, Inc.
         Form RW - Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-131141 filed on January 19, 2006


Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, General Steel Holdings, Inc. (the "Registrant") hereby respectfully requests that its Registration Statement on Form SB-2, Commission File No. 333-131141 (the "Registration Statement"), be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The Registration Statement was filed on behalf of certain investors pursuant to a registration rights provision in the Subscription Agreement entered into between the Registrant and the investors. The Registration Statement has never become effective, and no securities were sold in connection with the offering contemplated by the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact Howard Jiang (212-891-3982) of Baker & McKenzie, 1114 Avenue of the Americas, New York, New York 10036, the Registrant's outside counsel.

Sincerely,
General Steel Holdings, Inc.

/s/ YU Zuo Sheng

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YU Zuo Sheng
President and Chief Executive Officer